Exhibit 99.1

China Cord Blood Corporation Reports Financial Results

for the Second Quarter and First Half of Fiscal 2016

2Q16 Added 16,744 New Subscribers

2Q16 Revenue Up 12.7% YOY to RMB171.5 Million ($27.0 Million)

2Q16 Operating Income Amounted to RMB52.5 Million ($8.3 Million)

Conference Call to be Held November 24, 2015 at 8:00 a.m. ET

HONG KONG, China, November 23, 2015 — China Cord Blood Corporation (NYSE: CO) (“CCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services, today announced its preliminary unaudited financial results for the second quarter and first half of fiscal year 2016 ended September 30, 2015.

Second Quarter of Fiscal 2016 Highlights

•                  Revenues for the second quarter of fiscal 2016 increased by 12.7% to RMB171.5 million ($27.0 million) from RMB152.1 million in the prior year period.

•                  New subscribers and accumulated subscriber base were 16,744 and 474,193, respectively.

•                  Gross profit increased by 10.2% to RMB134.2 million ($21.1 million) from RMB121.8 million in the prior year period, despite higher raw material costs.

•                  Gross margin was 78.3%, compared to 80.1% in the prior year period.

•                  Operating income amounted to RMB52.5 million ($8.3 million), compared to RMB57.5 million in the prior year period, mainly due to the recognition of share-based compensation expense related to the restricted share units (“RSUs”) granted in the quarter ended December 31, 2014.

•                  Operating income before depreciation and amortization and share-based compensation expenses was RMB79.7 million ($12.5 million), up 12.6% compared to RMB70.8 million in the prior year period.1

•                  Interest expense was RMB26.3 million ($4.1 million) compared to RMB25.2 million in the prior year period.

•                  Dividend income was RMB10.0 million ($1.6 million) whereas no such income was received in the prior year period.

•                  Impairment loss on available-for-sale equity securities was RMB8.4 million ($1.3 million) whereas there was no such impairment loss in the prior year period.

•                  Net income attributable to the Company’s shareholders was RMB18.7 million ($2.9 million), compared to RMB27.2 million in the prior year period.

•                  Net cash provided by operating activities for the second quarter of fiscal 2016 was RMB168.5 million ($26.5 million).

First Half of Fiscal 2016 Highlights

•                  Revenues for the first half of fiscal 2016 increased by 10.3% to RMB336.8 million ($53.0 million) from RMB305.5 million in the prior year period.

•                  New subscriber sign-up reached 32,834 and accumulated subscriber base expanded to 474,193.

•                  Gross profit increased by 7.2% to RMB263.0 million ($41.4 million) compared to RMB245.3 million in the prior year period.

•                  Operating income recorded RMB100.9 million ($15.9 million) compared to RMB117.6 million in the prior year period.

•                  Operating income before depreciation and amortization and share-based compensation expenses amounted to RMB154.5 million ($24.3 million), up 8.6% year-over-year from RMB142.3 million in the prior year period.1

1 See exhibit 3 of this press release for a reconciliation of operating income to exclude the non-cash items related to the depreciation and amortization and share-based compensation expenses to the comparable financial measure prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

•                  Interest expense amounted to RMB52.2 million ($8.2 million), compared to RMB50.1 million in the prior year period.

•                  Dividend income was RMB11.2 million ($1.8 million) compared to RMB1.2 million in the prior year period.

•                  Impairment loss on available-for-sale equity securities of RMB8.4 million ($1.3 million) whereas there was no such loss in the prior year period.

•                  Net income attributable to the Company’s shareholders amounted to RMB32.3 million ($5.1 million), compared to RMB57.0 million in the prior year period.

•                  Net cash provided by operating activities for the first half of fiscal 2016 increased to RMB298.6 million ($47.0 million) from RMB295.7 million in the prior year period.

“During this quarter, despite the challenge we continue to face in the ‘year of the sheep’ which caused the number of new born within our operational region to contract, the Group managed to recruit 16,744 new subscribers, representing a year-over-year increase of 7.4% and a quarter-over-quarter increase of 4.1%. By end of September 2015, the Group has recruited over 470,000 accumulative subscribers, which further consolidates our client base and market leadership.” Ms. Ting Zheng, Chief Executive Officer of China Cord Blood Corporation stated, “In the reporting period, subscribers from Guangdong province make up the majority of the new subscribers. At the same time, our hospital coverage and market presence in Zhejiang market are gradually improving. The management team is cautiously optimistic towards the overall market and the Group’s performance in the second half of fiscal 2016. We remain committed toward achieving our annual new subscriber target in this fiscal year. “

Summary — Second Quarter and First Half Ended September 30, 2014 and 2015

	Three Months Ended September 30,			Six Months Ended September 30,
(in thousands)	2014	2015		2014	2015
	RMB	RMB	US$	RMB	RMB	US$
Revenues	152,122	171,484	26,982	305,453	336,847	53,000
Gross Profit	121,774	134,244	21,123	245,329	263,034	41,386
Operating Income[2]	57,463	52,478	8,258	117,630	100,905	15,876
Interest Expense	25,209	26,301	4,138	50,104	52,184	8,211
Net Income Attributable to the Company’s Shareholders	27,249	18,723	2,946	56,985	32,274	5,077
Earnings per Ordinary Share — Basic[3] and Diluted (RMB/US$)	0.35	0.25	0.04	0.72	0.44	0.07

Revenue Breakdown (%)
Processing Fees	67.4%	65.0%		68.3%	64.9%
Storage Fees	32.6%	35.0%		31.7%	35.1%

New Subscribers (persons)	15,584	16,744		31,132	32,834
Total Accumulated Subscribers (persons)	407,755	474,193		407,755	474,193

2 The reported operating income for the three months and six months ended September 30, 2015 included the followings:

(i)        Depreciation and amortization expenses of RMB12.6 million ($2.0 million) and RMB24.9 million ($3.9 million) for the three months and six months ended September 30, 2015; and

(ii)     Share-based compensation expense of RMB14.6 million ($2.3 million) and RMB28.7 million ($4.5 million) for the three months and six months ended September 30, 2015 relates to the Company’s restricted share unit scheme (“RSU Scheme”) in which 7,300,000 RSUs were granted to certain executives, directors and key employees during the three months ended December 31, 2014. Out of 7,300,000 RSUs granted, 7,080,000 ordinary shares (“Shares”) were then issued and deposited into a trust sponsored and funded by the Company (“Trust”).

3 The terms of the outstanding convertible notes provide each holder with the ability to participate in any excess cash dividend. As there is no excess cash dividend for the three months and six months ended September 30, 2015, such participating right effect is nil.

Summary — Selected Cash Flow Statement Items

	Three Months Ended September 30,			Six Months Ended September 30,
(in thousands)	2014	2015		2014	2015
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	171,048	168,506	26,512	295,691	298,632	46,987
Net cash used in investing activities	(3,998)	(3,951)	(622)	(22,395)	(9,530)	(1,499)
Net cash used in financing activities	—	(60,000)	(9,440)	—	(60,000)	(9,440)

Second Quarter of Fiscal 2016 Financial Results

REVENUES. Revenues increased by 12.7% to RMB171.5 million ($27.0 million) in the second quarter of fiscal 2016 from RMB152.1 million in the prior year period, mainly due to the increase of processing fees from new subscribers and storage revenues from the Company’s growing subscriber base.

Revenues generated from processing fees in the second quarter were RMB111.4 million ($17.5 million), up 8.7% from RMB102.5 million in the prior year period as a result of the increase in new subscriber sign-ups. 16,744 new subscriber sign-ups were recorded during the second quarter of fiscal 2016, representing a 7.4% increase from 15,584 in the prior year period. Revenues generated from processing fees accounted for 65.0% of total revenues, compared to 67.4% in the prior year period.

As the Company’s accumulated subscriber base expanded to 474,193 by the end of September 2015, revenues generated from storage fees increased to RMB60.1 million ($9.5 million), up 21.2% from RMB49.6 million in the prior year period. As a percentage of total revenues, storage fees accounted for 35.0%, compared to 32.6% in the prior year period.

GROSS PROFIT. Gross profit for the second quarter of fiscal 2016 increased by 10.2% to RMB134.2 million ($21.1 million) from RMB121.8 million in the prior year period, thanks to the increased revenues and the relatively modest increase in direct cost. The Company continued to report a solid gross margin of 78.3%.

OPERATING INCOME. Operating income for the second quarter recorded RMB52.5 million ($8.3 million) compared to RMB57.5 million in the prior year period, mainly because of the recognition of share-based compensation expense. Operating margin in the current quarter was 30.6%, compared to 37.8% in the prior year period. Depreciation and amortization expenses for the second quarter were RMB12.6 million ($2.0 million), compared to RMB13.3 million in the prior year period. Operating income before depreciation and amortization and share-based compensation expenses totaled RMB79.7 million ($12.5 million), up 12.6% from RMB70.8 million in the prior year period.4

Research and Development Expenses. Research and development expenses were RMB2.2 million ($0.3 million) compared to RMB2.3 million in the prior year period.

4 See exhibit 3 of this press release for a reconciliation of operating income to exclude the non-cash items related to the depreciation and amortization and share-based compensation expenses to the comparable financial measure prepared in accordance with U.S. GAAP.

Sales and Marketing Expenses. Sales and marketing expenses for the second quarter amounted to RMB37.0 million ($5.8 million), compared to RMB31.0 million in the prior year period, which reflects the share-based compensation expense and our extra efforts made to compensate for negative market conditions. As a percentage of revenues, sales and marketing expenses were 21.6%, up from 20.3% in the prior year.

General and Administrative Expenses. General and administrative expenses for the second quarter were RMB42.6 million ($6.7 million), compared to RMB31.0 million in the prior year period. The recognition of share-based compensation expense mainly contributed to such increase. As a percentage of revenue, general and administrative expenses were 24.9%, compared to 20.4% in the prior year period.

OTHER INCOME AND EXPENSES.

Interest Expense. Interest expense is mainly related to the Company’s outstanding convertible notes. In the current quarter, the Company incurred interest expense of RMB26.3 million ($4.1 million) compared to RMB25.2 million in the prior year period.

Dividend Income. During the reporting quarter, we recorded RMB10.0 million ($1.6 million) dividend income received from the Company’s equity investment in the Shandong Cord Blood Bank whereas no such dividend was recorded in the prior year period.

Impairment Loss. In this quarter, we incurred an impairment loss of RMB8.4 million ($1.3 million) on available-for-sale equity securities of ordinary shares held in Life Corporation Limited (“LFC”). Having considered the significance of the accumulated decline in the fair market value of the ordinary shares of LFC, the period of time during which market value of the shares had been below cost and the current market conditions, the management considers that the impairment loss on the investment up to September 30, 2015 was other-than-temporary. Therefore, an impairment loss was recognized in earnings for the second quarter of fiscal 2016.

NET INCOME ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS. Income before income tax for the second quarter decreased to RMB31.7 million ($5.0 million) from RMB37.5 million in the prior year period. Net income attributable to the Company’s shareholders for the second quarter of fiscal 2016 amounted to RMB18.7 million ($2.9 million), compared to RMB27.2 million in the prior year period. Net margin for the second quarter of fiscal 2016 was 10.9%.

EARNINGS PER SHARE. The terms of the outstanding convertible notes provide each holder with the ability to participate in any Excess Cash Dividend5. Therefore, the calculation of basic and diluted EPS has taken into consideration the effect of such participating rights. As there is no Excess Cash Dividend for the current period, such participating right effect is nil. Basic and diluted earnings per ordinary share for the second quarter of fiscal 2016 were RMB0.25 ($0.04).6

5 “Excess Cash Dividend” means any cash dividend to holders of shares that, together with all other cash dividends previously paid to holders of shares in the same financial year, exceeds, on a per share basis, an amount equal to the interest that has accrued and shall accrue at 7% in such financial year divided by the number of shares into which the note is convertible at the conversion price then in effect on the relevant record date.

6 During the quarter ended December 31, 2014, the Company granted a total of 7,300,000 RSUs to certain executives, directors and key employees under the Company’s RSU Scheme, subject to certain performance conditions. Out of 7,300,000 RSUs granted, 7,080,000 Shares were then issued and deposited into a Trust, and will be transferred to respective executives, directors and key employees (or their designated nominees) under the Company’s RSU Scheme when the performance conditions are met. The Trust facilitates the granting (and subsequent vesting) of incentive RSUs and holds such Shares for the benefit of such executives, directors and key employees as a class. Under the non-GAAP measure to take into account of such Shares, in addition to 73,003,248 outstanding shares, basic and diluted earnings per ordinary share were RMB0.23 ($0.04) and RMB0.40 ($0.06) for the three months and six months ended September 30, 2015.

LIQUIDITY. As of September 30, 2015, the Company had cash and cash equivalents of RMB2,671.8 million ($420.4 million), compared to RMB2,436.7 million as of March 31, 2015. The Company had total debt of RMB873.2 million ($137.4 million) as of September 30, 2015. Net cash provided by operating activities for the first quarter of fiscal 2016 amounted to RMB168.5 million ($26.5 million).

First Half of Fiscal 2016 Financial Results

For the first half of fiscal year 2016, total revenues increased by 10.3% to RMB336.8 million ($53.0 million) from RMB305.5 million in the prior year period. The increase was largely attributable to the increase of the Company’s storage revenues from the expanded subscriber base, which reached 474,193 units by the end of September 2015. Revenues from processing fees and storage fees grew by 4.7% and 22.2%, respectively. Gross profit increased by 7.2% to RMB263.0 million ($41.4 million) from RMB245.3 million in the prior year period. Operating income amounted RMB100.9 million ($15.9 million) compared to RMB117.6 million in the prior year period. The decrease was a result of the recognition of share-based compensation expense. Operating income before depreciation and amortization and share-based compensation expenses totaled RMB154.5 million ($24.3 million), up 8.6% from RMB142.3 million in the prior year period.7 Net income attributable to the Company’s shareholders amounted to RMB32.3 million ($5.1 million). Basic and diluted earnings per share attributable to ordinary shares were RMB0.44 ($0.07). Net cash provided by operating activities in the first half of fiscal 2016 was RMB298.6 million ($47.0 million).

Recent Developments

•                          On April 27, 2015, the Company announced that its board of directors (the “Board”) had received a non-binding proposal letter from Golden Meditech Holdings Limited (“Golden Meditech”), pursuant to which Golden Meditech proposed to acquire all of the outstanding ordinary shares of the Company not already directly or indirectly owned by Golden Meditech for $6.40 per ordinary share in cash and that the Board had formed a special committee of independent directors (the “Special Committee”) who are not affiliated with Golden Meditech to evaluate such proposal.

•                          In May 2015, Golden Meditech announced a series of agreements and proposed transactions that would result in the acquisition, directly or indirectly, of $115 million in aggregate principal amount of the Company’s outstanding 7% senior convertible notes due 2017 (“Convertible Notes”) and 7,314,015 ordinary shares of the Company (the “CGL Sale Shares”), subject to certain conditions (including receipt of shareholder approvals) and potential adjustments to the relevant purchase prices.

•                          On August 6, 2015, the Company announced that the Board had received a non-binding acquisition proposal letter from Nanjing Xinjiekou Department Store Co., Ltd. (“Nanjing Xinjiekou”), pursuant to which Nanjing Xinjiekou offered to acquire all of the Company’s China business, including all of the Company’s equity interests in its China subsidiaries and its assets and resources relating to its business in China. The purchase price offered is not lower than RMB6.0 billion. Nanjing Xinjiekou’s proposal was evaluated by the Special Committee.

•                          In August 2015, the Company was informed that Magnum Opus 2 International Holdings Limited, an entity wholly owned by Mr. Yuen Kam, chairman of the Board, had acquired the outstanding shares of Excellent China Healthcare Investment Limited and thereby had indirectly acquired $65 million of the Convertible Notes.

7 See exhibit 3 of this press release for a reconciliation of operating income to exclude the non-cash items related to the depreciation and amortization and share-based compensation expenses to the comparable financial measure prepared in accordance with U.S. GAAP.

•                          On October 26, 2015, Golden Meditech completed an open offer of 985,695,846 offer shares (“Offer Shares”) of Golden Meditech (the “Open Offer”). Pursuant to the underwriting agreement dated July 27, 2015 between Golden Meditech and Bio Garden Inc. (“Bio Garden”), an entity controlled by Mr. Yuen Kam, Bio Garden acted as the sole underwriter for Golden Meditech in the Open Offer. Bio Garden acquired a total of 743,704,302 Offer Shares of Golden Meditech in the Open Offer, including 308,379,302 Offer Shares which had not been taken up by the shareholders of Golden Meditech who were eligible to participate in the Open Offer. The total proceeds from the Open Offer amounted to approximately HK$986 million (before expenses in relation to the Open Offer). The Company was informed in November 2015 that Golden Meditech applied a portion of the net proceeds from the Open Offer to the purchase of $25 million in principal amount of Convertible Notes and the CGL Sale Shares and that it currently intends to apply the remaining net proceeds to acquire the other $25 million in aggregate principal amount of Convertible Notes.

•                          On November 5, 2015, Golden Meditech and Nanjing Xinjiekou entered into a non-binding framework purchase agreement (the “MOU”). Pursuant to the MOU, Nanjing Xinjiekou proposed to (i) acquire from Golden Meditech an aggregate of 40,521,494 ordinary shares of the Company to be issued upon conversion of all outstanding Convertible Notes, the CGL Sale Shares and 30,681,266 ordinary shares of the Company currently held by Golden Meditech, which in the aggregate would represent approximately 65.1% of the enlarged issued share capital of the Company (the “Minimum Company Shares”) and (ii) provide assistance, including possible financing, to Golden Meditech in its proposed “going private” transaction involving the Company. The total consideration for the possible disposal of the Minimum Company Shares to Nanjing Xinjiekou by Golden Meditech (the “Total Consideration”) is subject to further negotiation between Golden Meditech and Nanjing Xinjiekou with reference to the valuation of the Minimum Company Shares, which is preliminarily expected to be not less than RMB7.255 billion (the “Expected Valuation”).

The Total Consideration is proposed to be settled by Nanjing Xinjiekou issuing its new shares (the “Settlement Shares”) representing an amount of not less than RMB4.0 billion and the remaining RMB3.255 billion of the Total Consideration being settled in cash, resulting in cash consideration of approximately RMB41.4 per Minimum Company Share (or approximately $6.5 per Minimum Company Share translated at the noon buying rate on September 30, 2015).

The proposed disposal of the Minimum Company Shares to Nanjing Xinjiekou and the agreement on the Expected Valuation by Nanjing Xinjiekou are conditional upon (i) Nanjing Xinjiekou acquiring the Minimum Sale Shares upon completion of the proposed “going private” transaction of the Company by Golden Meditech; (ii) Golden Meditech undertaking not to transfer the Settlement Shares for a period of 36 months; (iii) Golden Meditech taking effective steps to ensure that the Company’s management does not resign in a 36 months’ period; and (iv) Golden Meditech providing a conditional undertaking to Nanjing Xinjiekou with respect to the Company achieving certain profit targets in calendar years 2015, 2016 and 2017, including providing compensation to Nanjing Xinjiekou with respect to any profit shortfall.

The proposed disposal of the Minimum Company Shares to Nanjing Xinjiekou by Golden Meditech and the agreement on the Expected Valuation by Golden Meditech are conditional upon (i) Nanjing Xinjiekou providing financing to Golden Meditech in respect of Golden Meditech’s proposed “going private” transaction of the Company, if requested by Golden Meditech and subject to agreement between the parties; (ii) neither the appraised value of the Minimum Company Shares nor the Total Consideration would be less than RMB7.255 billion; (iii) the market value of the Settlement Shares at the relevant price determination date will not be less than RMB4.0 billion and RMB3.255 billion of the Total Consideration will be settled in cash; (iv) Nanjing Xinjiekou maintains its listing status on the Shanghai Stock Exchange; and (v) Nanjing Xinjiekou will not change the strategy or business model of the Company for a period of 36 months from the date of completion of the proposed disposal.

In addition to the Minimum Company Shares, Nanjing Xinjiekou has indicated that it also intends to acquire the remaining 34.9% of the Company’s ordinary shares owned by other shareholders of the Company. Nanjing Xinjiekou proposed a preliminary valuation of RMB1.745 billion for such shares, representing a valuation of approximately RMB41.4 per ordinary share (or approximately $6.5 per ordinary share translated at the noon buying rate on September 30, 2015).

The MOU is effective until May 2016 and Golden Meditech has agreed not to enter into any discussions, negotiations or transactions with any party other than Nanjing Xinjiekou in relation to the sale or disposition of the Minimum Company Shares during the term of the MOU.

•                          The Company cautions its shareholders and others considering trading its securities that no decisions have been made with respect to the Company’s response to Golden Meditech’s proposal and Nanjing Xinjiekou’s proposal, and there cannot be any assurance as to when, if ever, or on what terms any potential transaction will be consummated.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Tuesday, November 24, 2015 to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session. Interested parties can access the audio webcast through the Company’s IR website at http://ir.chinacordbloodcorp.com. A replay of the webcast will be accessible two hours after the conference call and available for three weeks at the same URL link above. Listeners can also access the call by dialing 1-631-514-2526 or 1-855-298-3404 for US callers, or +852-5808-3202 for Hong Kong callers, access code: 2981323.

Use of Non-GAAP Financial Measures

GAAP results for the three months and six months ended September 30, 2015 include non-cash items related to the depreciation and amortization and share-based compensation expenses. To supplement the Company’s unaudited condensed consolidated financial statements presented on a U.S. GAAP basis, the Company has provided adjusted financial information excluding the impact of these items in this press release. The non-GAAP financial measure represents non-GAAP operating income. Such adjustment is a departure of U.S. GAAP; however, the Company’s management believes that these adjusted measures provide investors with a better understanding of how the results relate to the Company’s historical performance. Also, management uses non-GAAP operating income as a measurement tool for evaluating actual operating performance compared to budget and prior periods. These adjusted measures should not be considered an alternative to operating income, or any other measure of financial performance or liquidity presented in accordance with U.S. GAAP. These measures are not necessarily comparable to a similarly titled measure of another company. A reconciliation of the adjustments to U.S. GAAP results appears in exhibit 3 accompanying this press release. This additional adjusted information is not meant to be considered in isolation or as a substitute for U.S. GAAP financials. The adjusted financial information that the Company provides also may differ from the adjusted information provided by other companies.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and only seven licenses have been authorized as of today. China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit our website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments (including the October 2015 revision to China’s One Child Policy) in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in China, as well as general economic conditions; compliance with restrictive debt covenants under our senior convertible notes; the non-binding proposal letters from Golden Meditech and Nanjing Xinjiekou; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the periods ending September 30, 2015 were made at the noon buying rate of RMB6.3556 to $1.00 on September 30, 2015 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

China Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@chinacordbloodcorp.com

ICR, Inc.

Mr. William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com

EXHIBIT 1

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and September 30, 2015

	March 31,	September 30,
	2015	2015
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	2,436,655	2,671,772	420,382
Trading securities	7,708	7,861	1,237
Accounts receivable, less allowance for doubtful accounts (March 31, 2015: RMB28,624; September 30, 2015: RMB33,073 (US$5,204))	120,762	124,978	19,664
Inventories	23,803	29,126	4,583
Prepaid expenses and other receivables	19,508	17,773	2,797
Debt issuance costs	3,592	3,737	588
Deferred tax assets	10,270	11,874	1,868
Total current assets	2,622,298	2,867,121	451,119
Property, plant and equipment, net	603,167	590,061	92,841
Non-current deposits	207,258	215,601	33,923
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2015: RMB55,211; September 30, 2015: RMB56,422 (US$8,878))	194,238	182,265	28,677
Inventories	58,224	61,375	9,657
Intangible assets, net	115,928	113,618	17,877
Available-for-sale equity securities	122,416	146,016	22,974
Other investment	189,129	189,129	29,758
Debt issuance costs	4,210	2,507	394
Deferred tax assets	2,618	2,212	348
Total assets	4,119,486	4,369,905	687,568

LIABILITIES
Current liabilities
Bank loan	60,000	—	—
Accounts payable	12,673	15,987	2,515
Accrued expenses and other payables	87,381	62,447	9,826
Deferred revenue	220,140	247,837	38,995
Amounts due to related parties	20,802	45,428	7,148
Income tax payable	10,081	11,765	1,851
Deferred tax liabilities	9,100	11,700	1,841
Total current liabilities	420,177	395,164	62,176
Convertible notes	815,851	873,181	137,388
Non-current deferred revenue	1,099,399	1,223,559	192,517
Other non-current liabilities	215,585	237,905	37,432
Deferred tax liabilities	25,261	24,356	3,832
Total liabilities	2,576,273	2,754,165	433,345

EQUITY
Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31 and September 30, 2015, respectively	50	50	8
Additional paid-in capital	814,678	843,626	132,737
Treasury stock, at cost (March 31 and September 30, 2015: 136,899 shares, respectively)	(2,815)	(2,815)	(443)
Accumulated other comprehensive income	63,230	74,358	11,700
Retained earnings	662,615	694,889	109,335
Total equity attributable to China Cord Blood Corporation	1,537,758	1,610,108	253,337
Non-controlling interests	5,455	5,632	886
Total equity	1,543,213	1,615,740	254,223
Total liabilities and equity	4,119,486	4,369,905	687,568

EXHIBIT 2

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Six Months ended September 30, 2014 and 2015

	Three months ended September 30,			Six months ended September 30,
	2014	2015		2014	2015
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)

Revenues	152,122	171,484	26,982	305,453	336,847	53,000
Direct costs	(30,348)	(37,240)	(5,859)	(60,124)	(73,813)	(11,614)
Gross profit	121,774	134,244	21,123	245,329	263,034	41,386
Operating expenses
Research and development	(2,330)	(2,153)	(339)	(4,829)	(4,087)	(643)
Sales and marketing	(30,953)	(36,966)	(5,816)	(62,696)	(74,175)	(11,671)
General and administrative	(31,028)	(42,647)	(6,710)	(60,174)	(83,867)	(13,196)
Total operating expenses	(64,311)	(81,766)	(12,865)	(127,699)	(162,129)	(25,510)
Operating income	57,463	52,478	8,258	117,630	100,905	15,876
Other expense, net
Interest income	4,704	4,387	690	8,970	9,097	1,431
Interest expense	(25,209)	(26,301)	(4,138)	(50,104)	(52,184)	(8,211)
Exchange loss	(182)	(152)	(24)	(2)	(193)	(30)
Dividend income	—	10,020	1,577	1,196	11,200	1,762
Impairment loss on available-for-sale equity securities	—	(8,361)	(1,316)	—	(8,361)	(1,316)
Others	680	(328)	(52)	1,297	(239)	(38)
Total other expense, net	(20,007)	(20,735)	(3,263)	(38,643)	(40,680)	(6,402)
Income before income tax	37,456	31,743	4,995	78,987	60,225	9,474
Income tax expense	(10,214)	(12,785)	(2,012)	(22,151)	(27,774)	(4,369)
Net income	27,242	18,958	2,983	56,836	32,451	5,105
Net income attributable to non-controlling interests	7	(235)	(37)	149	(177)	(28)
Net income attributable to China Cord Blood Corporation’s shareholders	27,249	18,723	2,946	56,985	32,274	5,077

Net income per share:
Attributable to ordinary shares
- Basic	0.35	0.25	0.04	0.72	0.44	0.07
- Diluted	0.35	0.25	0.04	0.72	0.44	0.07

Other comprehensive income
- Net effect of foreign currency translation, net of nil tax	913	(15,797)	(2,486)	1,442	(15,238)	(2,398)
- Net unrealized (loss)/gain in available-for-sale equity securities, net of nil tax	(8,818)	15,506	2,440	(4,312)	26,366	4,148
Comprehensive income	19,337	18,667	2,937	53,966	43,579	6,855

Comprehensive income attributable to non-controlling interests	7	(235)	(37)	149	(177)	(28)
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	19,344	18,432	2,900	54,115	43,402	6,827

EXHIBIT 3

CHINA CORD BLOOD CORPORATION

RECONCILIATION OF NON-GAAP OPERATING INCOME

For the Three Months and Six Months ended September 30, 2014 and 2015

	Three months ended September 30,			Six months ended September 30,
	2014	2015		2014	2015
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
GAAP amount of operating income	57,463	52,478	8,258	117,630	100,905	15,876
Depreciation and amortization Expenses[8]	13,301	12,575	1,979	24,708	24,903	3,917
Share-based compensation Expense[9]	—	14,627	2,301	—	28,720	4,519
Non-GAAP operating income	70,764	79,680	12,538	142,338	154,528	24,312

8 Depreciation and amortization expenses relate to property, plant and equipment and intangible assets respectively.

9 Share-based compensation expense relates to the Company’s RSU Scheme in which 7,300,000 RSUs were granted to certain executives, directors and key employees during the quarter ended December 31, 2014. Out of 7,300,000 RSUs granted, 7,080,000 Shares were then issued and deposited into a Trust.